   Exhibit 12.2

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges and Preferred Distributions

(in thousands, except ratio amounts)

	Nine Months Ended September 30,	Year Ended December 31,
	2014	2013	2012	2011	2010		2009

Pre-tax income from continuing operations before equity in earnings of an investee	$141,576	$127,70	$153,219	$191,803	$21,990		$198,671
Fixed Charges	104,101	145,954	136,111	134,110	138,712		143,410
Adjusted Earnings	$245,677	$273,704	$289,330	$325,913	$160,702		$342,081

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs and debt discounts	$104,101	$145,954	$136,111	$134,110	$138,712		$143,410
Preferred distributions	15,498	26,559	40,145	29,880	29,880		29,880

Combined Fixed Charges and Preferred distributions	$119,599	$172,513	$176,256	$163,990	$168,592		$173,290

Ratio of Earnings to Fixed Charges and Preferred distributions	2.05x	1.59x	1.64x	1.99x	0.95x	(1)	1.97x

(1)	The deficiency for this period was approximately $7,890.